Hitek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

November 20, 2018

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Hitek Global Inc.

Amendment No. 1 to Registration Statement on

Form F-1 Submitted August 31, 2018

CIK No. 0001742341

Dear Ms. Ransom:

Hitek Global Inc. (the “Company”, “HiTek,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 20, 2018 regarding our Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on August 31, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 2.

Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

1.	We reviewed your response to our comment 21, that the revenue recognition policy for the GTD device is disclosed on pages 34 and F-13. However, we are unable to locate your revenue recognition policy disclosure related to the GTD device. In that regard, please disclose your revenue recognition policy with respect to the GTD device, as previously requested.

Response: In response to the Staff’s comment, the Company disclosed the revenue recognition policy for GTD device on Page 33 and F-13 of Amendment No.2. Please see below for the disclosure.

Tax Devices and Services

All businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. Revenue from the sales of GTD devices is recognized when title and risk of loss passes to the customer, delivery is considered complete, and collectability is reasonably assured.

The Company provides the after-sales supporting services and charges the service fee on an annual basis. The service period is usually one year. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement.

The Company’s revenues are derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indicators that revenue should be recorded on the gross basis in accordance with ASC 605-45, “Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent.”

Prepayments received from customers prior to the services being performed are recorded as deferred revenue.

2.	We reviewed your response to our comment 22. Please explain to us in further detail why your presentation of revenues on a gross basis is acceptable under GAAP. In doing so, please provide us an analysis that addresses all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. Notwithstanding the above, revise your accounting policy disclosures to specify how you record revenues from these sales and the principal reasons for your election on reporting revenues gross or net.

Response: In response to the Staff’s comment, the Company carefully evaluated all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3 and performed the following analysis:

Indicators of Gross Revenue Reporting Analysis

1)	The Entity Is the Primary Obligor in the Arrangement (ASC 605-45-45-4)

Based on management’s assessment, the Company is the primary obligor in the GTD device sales arrangement: all the sales contracts related to GTD devices are signed only between the Company and the customers, and the Company is responsible for fulfillment to ensure the customers are able to use the tax device products. If the GTD devices failed to operate properly, the Company is responsible to provide the support and responsible for all the costs incurred in repairing the devices. The damaged devices cannot be returned to the supplier. This factor is a strong indicator that the Company has risks and rewards of a principal in the transaction and that it should record revenue on a gross basis on the amount billed to the customer.

2)	The Entity Has General Inventory Risk (ASC 605-45-45-5)/ The Entity Has Physical Loss Inventory Risk (ASC 605-45-45-12)

The Company takes title to the inventory of GTD devices at the shipping point of the suppliers and title of the inventory is transferred from the Company to the customer upon delivery. The Company also takes title to GTD devices after customer orders have been received but before they are delivered to the customers.

The Company purchases the GTD devices based on the monthly sales forecast and maintains at least 500 units in stock. The Company has no right to return the unsold devices back to the supplier. In general, once the GTD devices are sold to the customers, they have no right to return the devices back to the Company. The Company has unmitigated general and physical loss inventory risk regarding to GTD devices. This is another strong indicator that the Company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue on a gross basis on the amount billed to the customer.

3)	The Entity Has Latitude in Establishing Price (ASC 605-45-45-8)

The price of the GTD and the support services are determined by the National Development and Reform Commission (“NDRC”). Both the suppliers and the Company have no rights to establish price of the GTD and the support services to the end users. The Company earns a certain margin in GTD devices sales. Due to the government regulation constraints, the Company believes this indicator may not applicable to our gross versus net revenue evaluation.

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4)	The Entity Changes the Product or Performs Part of the Service (ASC 605-45-45-9) The Entity Is Involved in the Determination of Product or Service Specifications (ASC 605-45-45-11)

The nature, type, characteristics and specifications of GTD devices are stipulated by the government authority. Although the Company has no rights to modify the GTD devices, our staff in our stores provide the responses to the customer’s inquiries including providing the instructions for installation (plug in to the computer and download the software from the supplier’s website) and operating the devices. Therefore, the Company is primarily responsible for fulfillment, and that it should record revenue on a gross basis on the amount billed to a customer.

5)	The Entity Has Discretion in Supplier Selection (ASC 605-45-45-10)

There was only one GTD devices supplier, China Aerospace Science and Technology Corporation (“CASTC”), before year 2015 and the government approved the other GTD devices supplier in 2015 due to the increasing demands in China. We have business relationship with CASTC since 1996. Due to the contract restrictions (an exclusivity clause), we are not able to purchase GTD devices from the other supplier. Once the exclusivity period expires, the Company has the discretion in supplier selection. Therefore, the Company should recognize GTD devices sales on a gross basis for this indicator.

6)	The Entity Has Credit Risk (ASC 605-45-45-13)

The Company is responsible for collecting the sales price from the customers and must pay the amount owed to the supplier for the purchase of the GTD devices which is normally prior to the sales of GTD devices to the customers. In general, the customers make full payment to the Company upon the delivery of GTD devices; hence, the Company bears certain credit risk for the amount billed to the customers.

Indicators of Net Revenue Reporting Analysis

1)	The Entity's Supplier Is the Primary Obligor in the Arrangement (ASC 605-45-45-16)

As discussed above, the Company is the primary obligor in the sales arrangement. The customers purchase the GTD devices from the Company and contact the Company for any issues related to the GTD devices. This factor indicates that the Company has risks and rewards of a principal in the transaction and should record revenue on a gross basis.

2)	The Amount the Entity Earns Is Fixed (ASC 605-45-45-17)

The margin the Company earns is not fixed, although the selling price to end users is fixed and determined by the NDRC, the purchase price from the supplier is determined by the supplier. This factor indicates that the Company has risks and rewards of a principal in the transaction and it is not an agent of the supplier, hence, the Company should not record revenue net based on the amount retained.

3)	The Supplier Has Credit Risk (ASC 605-45-45-18)

The supplier does not have credit risk. The Company make the payments to the supplier based on the terms on the agreement, regardless of whether the sales price is fully collected from the customers.

In conclusion from the above analysis, our GTD devices sales have the strong indication of gross reporting: primary obligor in the transactions, unmitigated general and physical loss inventory risk and discretion in supplier selection. The Company is not able to establish the selling price and change the specifications of GTD devices due to the government constraints because the GTD devices are directly related to the government’s value added tax revenue. Therefore, the Company believes the current practice to recognize the sales of GTD devices on the gross basis is appropriate and already disclosed in our accounting policy on Page 33 and F-13.

The Company has disclosed our policy on the gross basis on F-13 for the years ended December 31, 2017 and 2016. The Company’s revenues are derived from its gross billings and is reported on a gross basis when the Company acts as the principal in the transaction and is at risk for collection in accordance with ASC 605-45, “Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent.”

Notwithstanding, the Company enhanced our accounting policy disclosures on F-32 for the periods ended June 30, 2018 and 2017 and Page 33 of Amendment No. 2. The Company’s revenues are derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indicators that revenue should be recorded on the gross basis in accordance with ASC 605-45, “Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent.”

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Underwriting, page 81

3.	Clarify when your offering will terminate if you meet the minimum offering amount but do not meet the maximum offering amount and how much time may lapse. Refer to Item 2.B. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the registration statement on Page 81 of Amendment No.2 to clarify when the Company’s offering will terminate if the Company meets the minimum offering amount but do not meet the maximum offering amount and how much time may lapse.

Signatures, Page II-3

4.	We note your response to comment 30 and your revised disclosure. We also note that you have added a line for the Chief Financial Officer to execute the registration statement although no name has been supplied and it has not been signed. Please revise to identify your principal financial officer as well as your controller or principal accounting officer, if different. Refer to Instruction 1 to Form F-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the registration statement Page II-3 of Amendment No.2 and identified Ms. Tianyu Xia as the Company’s principal financial officer and principal accounting officer.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Xiaoyang Huang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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